UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[ ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from September 1, 2019 to December 31, 2019

Commission file number: 1-11288

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Enerpac Tool Group Corp. 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
ENERPAC TOOL GROUP CORP
N86 W12500 WESTBROOK CROSSING
MENOMONEE FALLS, WISCONSIN 53051
Mailing address: P.O. Box 3241, Milwaukee, Wisconsin 53201

Enerpac Tool Group Corp. 401(k) Plan
Financial Statements and Additional Information
December 31, 2019, August 31, 2019, and August 31, 2018

Report of Independent Registered Public Accounting Firm

Plan Administrator
Enerpac Tool Group Corp. 401(k) Plan
Menomonee Falls, Wisconsin

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Enerpac Tool Group Corp. 401(k) Plan (the “Plan”) as of December 31, 2019, August 31, 2019, and August 31, 2018, and the related statements of changes in net assets available for benefits for the period ended December 31, 2019 and years ended August 31, 2019 and August 31, 2018, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019, August 31, 2019, and August 31, 2018, and the changes in net assets available for benefits for the period ended December 31, 2019 and years ended August 31, 2019 and August 31, 2018, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplementary Information

The supplemental information in the accompanying schedule of Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2019, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Wipfli LLP

We have served as the Plan's auditor since 2003.

Radnor, Pennsylvania
June 29, 2020

Enerpac Tool Group Corp. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	August 31,
	2019	2019	2018
Cash	$—	$1,299	$—
Investments, at fair value	157,498,138	177,820,399	181,026,432
Receivables
Participant contribution receivable	—	16,438	23,512
Company contribution receivable	—	8,106	4,535,265
Participant notes receivable	2,128,650	2,602,524	2,533,047
Total receivables	2,128,650	2,627,068	7,091,824
Total assets	159,626,788	180,448,766	188,118,256

Liabilities
Excess contributions payable	(7,267)	(5,004)	(2,929)
Accrued administrative expenses	(12,615)	(40,342)	(87,126)
Net assets available for benefits	$159,606,906	$180,403,420	$188,028,201

The accompanying notes are an integral part of these financial statements.

Enerpac Tool Group Corp. 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Period Ended December 31,	Year Ended August 31,
	2019	2019	2018
Investment gains (losses)
Net realized and unrealized (losses) gains on fair value of investments	$13,309,878	$(1,980,461)	$19,662,983
Interest and dividend income from investments	342,030	2,041,279	1,845,333
Total investment gains	13,651,908	60,818	21,508,316

Interest income on participant notes receivable	41,926	126,495	118,026

Contributions
Company	1,259,676	3,777,980	4,577,329
Rollover	62,653	649,878	1,160,453
Participant	2,843,142	9,813,522	9,522,819
Total contributions	4,165,471	14,241,380	15,260,601

Benefits paid to participants	(8,736,973)	(21,755,358)	(18,811,603)

Transfer of assets for employees of divested businesses	(29,864,276)	—	—

Administrative expenses	(54,570)	(298,116)	(306,521)

Change in net assets available for benefits	(20,796,514)	(7,624,781)	17,768,819
Net assets available for benefits at beginning of year	180,403,420	188,028,201	170,259,382
Net assets available for benefits at end of year	$159,606,906	$180,403,420	$188,028,201

The accompanying notes are an integral part of these financial statements.

Enerpac Tool Group Corp. 401(k) Plan
Notes to Financial Statements

Note 1. Description of Plan
On December 20, 2019, the Enerpac Tool Group Corp. 401(k) Plan (formerly the Actuant Corporation 401(k) Plan (the "Plan") was amended such that the fiscal year end was changed from August 31 to December 31. As such, these financial statements contain financial information and disclosures as of and for the four month period ended December 31, 2019.
The following description of the Plan provides only general information. Participants should refer to the Plan’s summary plan description for a more complete description of the Plan's provisions. The Plan is subject to and complies with the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The purpose of the Plan is to encourage eligible employees to regularly save part of their earnings and to assist them in accumulating additional financial security for their retirement. Generally, all employees of domestic subsidiaries of Enerpac Tool Group Corp. (the “Company”), who are scheduled to work at least 1,000 hours in a one-year period are immediately eligible to participate in the Plan, except those subject to a collective bargaining agreement (“CBA”), unless the CBA specifically provides for coverage under the Plan. Employees of acquired companies are eligible to participate in the Plan at the discretion of the Company and employees of designated operating units may be excluded from Plan participation.
Contributions
Participants may make voluntary pre-tax and after tax (“Roth”) contributions of between 1% and 50% of qualifying compensation, subject to certain Internal Revenue Code (“IRC”) limitations. Participants who have attained the age of 50 are eligible to make catch-up contributions to the Plan. The Company amended the plan effective September 1, 2018 such that the Company’s match contribution was 50% of the amount contributed, up to 8% of the participant’s eligible compensation. The plan also includes an annual discretionary contribution of up to 3% of each eligible participant’s eligible pay, which is dependent on the Company’s financial performance and is at the discretion of the Company’s management. Both the matching and discretionary contributions are made in the form of cash into the participant's investment elections. In addition, the Company is required to make contributions to certain participants who are subject to a CBA.
If a newly eligible employee does not affirmatively enroll or decline enrollment in the Plan within 30 days after first eligible, that employee is automatically enrolled at 8% of eligible compensation on a pre-tax basis into an age-appropriate target date fund. The Plan may automatically re-enroll participants at 8% on a yearly basis if their elective deferrals are zero percent (0%). Further, if a participant is at an elective deferral of less than ten percent (10%), the Plan also automatically increases a participant’s elective deferrals by one percent (1%) annually until contributions equal ten percent (10%) unless the participant affirmatively denies that election.
Prior to the amendment to the Plan, the Company made matching contributions equal to 100% of the first $300 of a participant's Elective Deferral and Roth 401(k) contributions, plus 25% of the participant's combined Elective Deferral Contributions and Roth 401(k) contributions between $301 and 6% of a participant's eligible compensation. Depending on the Company's financial performance, the Company could make discretionary contributions ("core") up to 3% of each participant's eligible compensation. Both the pre-amendment matching and core contributions were made in the form of cash into the participant's investment elections. Participants were required to be employed by the Company on the last day of the Plan year to be eligible for the discretionary contribution. If the participant was not employed on the last day of the Plan year due to retirement, death or disability, the participant was still eligible for the core contribution in that plan year.
Investment Options
Participants direct the investment of their voluntary contributions and may direct the investment for the Company’s discretionary and matching contributions to any of the defined investment options. Participants may change their investment options at any time.
Participant Accounts
Each participant’s account is credited with contributions, participant rollovers, an allocation of Plan earnings thereon and reduced for benefit payments and certain fees charged by the trustee. Plan earnings are determined and credited to each participant’s account on a daily basis in accordance with the proportion of the participant’s account to all accounts. Substantially all administrative expenses of the Plan are paid by the Plan. Separate pre-tax and Roth contribution accounts are maintained for participants.

Vesting
The Company's matching contribution is made with each payroll period and is immediately 100% vested. Participants have, at all times, a fully vested and non-forfeitable interest in the amount of their voluntary and matching contributions. The discretionary contribution will be 100% vested after 3 years of service. Upon death, disability or retirement, while employed by the Company, participants become fully vested in their entire account balance.
Forfeited Accounts
Forfeitures are created when participants terminate employment with the Company prior to being fully vested. These forfeited amounts are then used to reduce the Company’s future contributions to the Plan. At December 31, 2019, unallocated forfeitures were $31,119. At August 31, 2019 and 2018, unallocated forfeitures were $7,975 and $360,965, respectively. Forfeitures used to reduce Company contributions were $2,928 for the period ended December 31, 2019. Forfeitures used to reduce Company contributions were $472,655 and $275,447 for the fiscal year ended August 31, 2019 and 2018, respectively.
Payment of Benefits
At death, disability, retirement or termination, participants or their designated beneficiaries are entitled to receive benefits equal to their vested account balances. Participants may elect to receive vested benefits in the form of a lump-sum distribution, installment payments or a direct transfer to an eligible retirement plan. If a participant’s vested account balance is less than $5,000 it will automatically be distributed in the form of a direct rollover to an individual retirement account ($1,000 or less in a lump sum payment). In the event of hardship, participants may withdraw a portion of their vested account balances.
Transfer of Assets
On October 31, 2019, the Company divested its Engineered Components & Solutions segment (the "segment") to a third party. Due to the significance, the divestiture was treated as a partial plan termination wherein the Company was required to fully vest in the Plan any terminated participant. Terminated participants were given the option to retain their funds in the the Plan, roll over their funds into the plan established by the acquiror of the segment, or cash out their account. On November 29, 2019, the Plan rolled over $29,864,276 of assets for those terminated participants who elected the roll over option. This amount is reported as a separate component within the "Statement of Changes in Net Assets Available for Benefits."
Participant Notes Receivable
A participant may receive a note from the Plan out of the participant’s voluntary contributions, rollover, prior Company contributions and qualified non-elective contributions account in an amount greater than or equal to $1,000, not to exceed the lesser of 50% of the portion of the participant’s vested account balances plus earnings thereon or $50,000. Notes bear a fixed interest rate of the prime rate at the time of the note plus 1%. Notes and interest thereon are repaid from payroll deductions over a period not to exceed five years, unless the note is used to purchase the principal residence of the participant, in which case the term of the note will be a reasonable period not to exceed 20 years, as determined by the Plan administrator.
Participants’ notes receivable are valued at their unpaid principal balance plus accrued but unpaid interest. No allowance for credit losses has been recorded as of December 31, 2019, August 31, 2019 or August 31, 2018. If a participant ceases to make note repayments and the Plan administrator deems the participant note to be in default, the participant note balance is reduced and a benefit payment is recorded.
Note 2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States.
Use of Estimates in Preparation of Financial Statements
The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that directly affect the reported amounts of assets, liabilities and changes therein. Actual results may differ from those estimates.

Investment Valuation
The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion for fair value measurements.
Income Recognition
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recognized when earned. Dividends are recorded on the ex-dividend date. The Statement of Changes in Net Assets Available for Benefits includes the net gain (loss) on the fair value of investments, which consists of realized and unrealized gains and losses.
Risk and Uncertainties
The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments it is reasonably possible that changes in the fair value of investments will occur in the near term. These changes could materially affect participants’ account balances and the amounts reported in the financial statements.
Payment of Benefits
Benefits are recorded when paid.

Note 3. Fair Value Measurements
The Plan assesses the inputs used to measure fair value using a three-tier hierarchy. Level 1 inputs include quoted prices for identical instruments and are the most observable. Level 2 inputs include quoted prices for similar assets and observable inputs. Level 3 inputs are not observable in the market and include management’s own judgments about the assumptions market participants would use in pricing the asset or liability. The following valuation methodologies are used for plan assets measured at fair value:
Mutual Funds: Valued at quoted prices from an active market which represents the net asset value (NAV) of shares held by the Plan at year end.
Actuant Corporation Stock Fund: The Actuant Corporation Stock Fund is a unitized fund. The fund consists of Actuant common stock and short-term cash equivalents which provide liquidity for trading. The Actuant common stock is valued at the quoted market price from an active market and the short-term cash equivalents are valued at cost, which approximates fair value. Subsequent to December 31, 2019, the Company amended its Articles of Incorporation to change its name from Actuant Corporation to Enerpac Tool Group Corp.  As a result, the Company’s stock fund has also subsequently been re-named the “Enerpac Tool Group Corp. Stock Fund.”
Common collective trust: Fair value for these investments is determined by the NAV based on the fair value of the underlying funds. The NAV, as provided by the custodian, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
A summary of assets at December 31, 2019, August 31, 2019, and August 31, 2018 respectively, measured at fair value on a recurring basis are as follows:

	December 31, 2019	August 31, 2019	August 31, 2018
Level 1 Valuation:
Mutual funds	$43,280,460	$130,808,650	$129,539,107
Level 2 Valuation:
Actuant Corporation stock fund*	9,184,514	9,685,789	14,178,476
Total investment assets in fair value hierarchy	52,464,974	140,494,439	143,717,583

Common collective trust	105,033,164	37,325,960	37,308,849
Total Investments at fair value	$157,498,138	$177,820,399	$181,026,432

* Included 408,034, 502,389, and 558,135 shares Actuant Corporation Common Stock as of December 31, 2019, August 31, 2019, and August 31, 2018 respectively.

The following table summarizes the Plan’s investments in common collective trusts with a reported fair value using NAV per share at December 31, 2019, August 31, 2019, and August 31, 2018 respectively:

	December 31, 2019	August 31, 2019	August 31, 2018	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
T. Rowe Price Retirement 2015 Fund	$2,028,734	$—	$—	$—	Daily	30 days
T. Rowe Price Retirement 2020 Fund	5,895,368	—	—	—	Daily	30 days
T. Rowe Price Retirement 2025 Fund	15,043,814	—	—	—	Daily	30 days
T. Rowe Price Retirement 2030 Fund	10,863,225	—	—	—	Daily	30 days
T. Rowe Price Retirement 2035 Fund	8,862,699	—	—	—	Daily	30 days
T. Rowe Price Retirement 2040 Fund	10,309,258	—	—	—	Daily	30 days
T. Rowe Price Retirement 2045 Fund	5,189,578	—	—	—	Daily	30 days
T. Rowe Price Retirement 2050 Fund	2,572,671	—	—	—	Daily	30 days
T. Rowe Price Retirement 2055 Fund	2,275,892	—	—	—	Daily	30 days
T. Rowe Price Retirement 2060 Fund	1,014,836	—	—	—	Daily	30 days
Wells Fargo S&P 500 Index Fund	21,886,353	22,610,524	24,643,267	—	Daily	None
Wells Fargo Stable Return Fund	13,215,206	14,715,436	12,665,582	—	Daily	12 months
Wells Fargo Core Bond Fund	5,875,530	—	—	—	Daily	None
Total Common Collective Trust	$105,033,164	$37,325,960	$37,308,849
Note 4. Tax Status
The Internal Revenue Service has determined and informed the Company in a letter dated February 24, 2017, that the Plan was designed in accordance with the applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any tax periods. The plan administrator believes it is no longer subject to income tax examinations for years prior to applicable statutory periods.
Note 5. Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time, subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.
The Company also has the right under the Plan to discontinue its contributions. The Company did not do so in the periods covered herein. However, as a result of negative operational impacts to the Company from the COVID-19 pandemic, the Company temporarily suspended the 401(k) match for all employees effective April 2020. As of the date of this filing, the suspension remains in effect.

Note 6. Exempt Party-in-Interest Transactions
Certain plan investments are in shares of mutual funds and common trust funds managed by Wells Fargo Bank, custodian of the Plan, shares of Actuant Corporation Common Stock and participant notes receivable. These transactions qualify as party-in-interest transactions, however, they are not considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations. Fees incurred by the Plan for the investment management services paid through revenue sharing are included in administrative expenses.

Enerpac Tool Group Corp. 401(k) Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN:39-0168610 Plan Number:022
December 31, 2019

(a)	(b)	Issuer, borrower, lessor, or similar party	(c)	Description of Investment	(d)	Cost	(e)	Current Value
		Registered Investment Co:
		Clearbridge Large Cap Growth Fund		Registered Investment Co		(A)		$12,587,553
		Invesco Oppenheimer Developing Markets Fund		Registered Investment Co		(A)		2,700,314
		Invesco Small Cap Growth Fund		Registered Investment Co		(A)		2,754,634
		Northern Small Cap Value Fund		Registered Investment Co		(A)		3,874,442
		Nuveen Dividend Value Fund		Registered Investment Co		(A)		4,563,173
		MFS International Diversification Fund		Registered Investment Co		(A)		3,751,571
		Blackrock Mid Cap Growth Fund		Registered Investment Co		(A)		982,363
		Vanguard Mid Cap Index Fund		Registered Investment Co		(A)		8,754,720
		Victory Sycamore Established Value A Fund		Registered Investment Co		(A)		3,311,690
								43,280,460

		Common Collective Trusts
		T. Rowe Price Retirement 2015 Fund		Common Collective Trust		(A)		2,028,734
		T. Rowe Price Retirement 2020 Fund		Common Collective Trust		(A)		5,895,368
		T. Rowe Price Retirement 2025 Fund		Common Collective Trust		(A)		15,043,814
		T. Rowe Price Retirement 2030 Fund		Common Collective Trust		(A)		10,863,225
		T. Rowe Price Retirement 2035 Fund		Common Collective Trust		(A)		8,862,699
		T. Rowe Price Retirement 2040 Fund		Common Collective Trust		(A)		10,309,258
		T. Rowe Price Retirement 2045 Fund		Common Collective Trust		(A)		5,189,578
		T. Rowe Price Retirement 2050 Fund		Common Collective Trust		(A)		2,572,671
		T. Rowe Price Retirement 2055 Fund		Common Collective Trust		(A)		2,275,892
		T. Rowe Price Retirement 2060 Fund		Common Collective Trust		(A)		1,014,836
*		Wells Fargo S&P 500 Index Fund		Common Collective Trust		(A)		21,886,353
*		Wells Fargo Stable Return Fund		Common Collective Trust		(A)		13,215,206
*		Wells Fargo Core Bond Fund		Common Collective Trust		(A)		5,875,530
								105,033,164

*		Actuant Corporation Stock Fund		(B)		(A)		9,184,514
*		Participant Notes Receivable		(C)		-		2,128,650
								$159,626,788

		* Party-in-Interest
		(A) Cost omitted for participant-directed investments
		(B) Includes 408,034 shares of Actuant Corporation Common Stock
		(C) Participant notes receivable have interest rates from 4.25% to 9.50%

See Report of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ENERPAC TOOL GROUP CORP. 401(k) PLAN
Date: June 29, 2020	/s/ Bryan Johnson
Bryan Johnson Plan Administrative Committee Member

Exhibit Index

Exhibit No.    Description

23.1 Consent of WIPFLI LLP, Independent Registered Public Accounting Firm